UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-41316

Alpha Tau Medical Ltd.

(Exact Name of Registrant as Specified in Its Charter)

Kiryat HaMada St. 5

Jerusalem, Israel 9777605

+972 (3) 577-4115

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

The following documents are attached hereto:

●	Exhibit 99.1. Interim Consolidated Financial Statements as of June 30, 2026.

●	Exhibit 99.2. Operating and Financial Review and Prospects in connection with the Interim Consolidated Financial Statements for the six months ended June 30, 2026.

●	Exhibit 99.3. Press Release dated August 10, 2026

The Interim Consolidated Financial Statements of Alpha Tau Medical Ltd. as of June 30, 2026 attached as Exhibit 99.1 and the Operating and Financial Review and Prospects in connection with the Interim Consolidated Financial Statements of Alpha Tau Medical Ltd. for the six months ended June 30, 2026 attached as Exhibit 99.2 to this Report on Form 6-K are hereby incorporated by reference into the registrant’s Registration Statements on Forms F-3 (File Nos. 333-264306; 333-274457, 333-288240 and 333-295359) and Form S-8 (File Nos. 333-264169, 333-270406, 333-277733, 333-285745 and 333-294151).

EXHIBIT INDEX

Exhibit No.	Description
99.1	Interim Consolidated Financial Statements as of June 30, 2026.

99.2	Operating and Financial Review and Prospects in connection with the Interim Consolidated Financial Statements for the six months ended June 30, 2026.

99.3	Press Release dated August 10, 2026

101	The following financial information from Alpha Tau Medical Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) Interim Consolidated Balance Sheets as of June 30, 2026 and December 31, 2025; (ii) Interim Consolidated Statements of Operations for the six months ended June 30, 2026 and 2025; (iii) Interim Consolidated Statements of Changes in Shareholders’ Equity for the six months ended June 30, 2026 and 2025; (iv) Interim Consolidated Statements of Cash Flows for the six months ended June 30, 2026 and 2025; and (v) Notes to the Interim Consolidated Financial Statements.

104	Cover Page Interactive Data File (embedded within the inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Alpha Tau Medical Ltd.

Date: August 10, 2026	By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

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